From the Desk of

Laurence J. Pino, Esquire

March 2, 2023

Via Edgar and E-mail

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Rockstar Capital Group LLC Tier 2 Regulation A Offering Submission

Rockstar Capital Group LLC

Response to SEC Letter Dated February 24, 2023

Filed March 2, 2023

File No. 024-11706

Dear Mr. Kibum Park, Esq.,

Thank you for your response regarding our Firm’s submission of Rockstar Capital Group LLC’s (the “Company”) Form 1-A submission made as of February 9, 2023, File No. 024-11706. This letter serves to acknowledge our receipt of your Letter dated February 24, 2023 addressed to Brandon Rooks, Chief Executive Officer of the Company.

Our law firm serves as Counsel for Rockstar Capital Group LLC, and in that capacity, have reviewed your Letter and are now providing our responses, as follows:

1.	We are here confirming that the Offering did not commence on the date the initial Form 1-A was filed; that the Company has not yet sold any securities under the Offering; and that the Company does not intend to sell any securities until this Offering is qualified by the Securities and Exchange Commission.

2.	We have updated Kevin Hicks’ disclosure as required by Item 10(c) of Form 1-A and have refiled that form as part of the package.

3.	We have rewritten the Legal Opinion per the guidelines of the Staff Legal Bulletin No. 19, as provided for in your Letter to us.

4.	We have attached the Certificate of Organization in full, as requested, and regret our inadvertent omission during the initial submission.

Should the Offering meet the Commission’s requirements, we hereby respectfully request qualification upon your review. If you should require any additional information or clarification, please do not hesitate to contact me at (407) 425-7831.

Sincerely,

/s/ Laurence J. Pino, Esq., for the firm

PINO NICHOLSON PLLC